CAMPBELL ALTERNATIVE ASSET TRUST
                           MONTHLY REPORT - July 2007
                                   -----------

                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------


Net Asset Value(23,116.483 units) at June 30, 2007                $  44,474,368
Additions of 49.278 units on July 31, 2007                               84,874
Redemptions of (38.406) units on July 31, 2007                          (66,149)
Offering Costs                                                          (29,955)
Net Income - July 2007                                               (4,629,167)
                                                                  -------------

Net Asset Value (23,127.355 units) at July 31, 2007               $  39,833,971
                                                                  =============

Net Asset Value per Unit at July 31, 2007                         $    1,722.37
                                                                  =============


                         STATEMENT OF INCOME (LOSS)
                         --------------------------

Income:
  Gains (losses) on futures contracts:
    Realized                                                      $  (1,532,274)
    Change in unrealized                                             (1,920,622)

  Gains (losses) on forward and options on forward contracts:
    Realized                                                            (14,212)
    Change in unrealized                                             (1,227,752)
  Interest income                                                       172,412
                                                                  -------------

                                                                     (4,522,448)
                                                                  -------------

Expenses:
  Brokerage fee                                                         101,351
  Performance fee                                                             0
  Operating expenses                                                      5,368
                                                                  -------------

                                                                        106,719
                                                                  -------------

Net Income (Loss) - July 2007                                     $  (4,629,167)
                                                                  =============

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                                 FUND STATISTICS
                                 ---------------

Net Asset Value per Unit on July 31, 2007                         $  1,722.37

Net Asset Value per Unit on June 30, 2007                         $  1,923.92

Unit Value Monthly Gain (Loss) %                                       (10.48) %

Fund 2007 calendar YTD Gain (Loss) %                                    (5.13) %

To the best of my knowledge and belief, the information contained herein is accurate and complete.


                                       /s/ Theresa D. Becks
                                       -----------------------------------------
                                       Theresa D. Becks, Chief Executive Officer
                                       Campbell & Company, Inc.
                                       Managing Owner
                                       Campbell Alternative Asset Trust

                                       Prepared without audit

Dear Investor,

Following an excellent second quarter and a promising start to July, a sudden flight to quality, the unwinding of the carry trade, and a highly correlated, unusually large move against our positions resulted in one of our largest monthly declines in recent years. While statistically we understand that losses of this magnitude can occur, the speed of this decline caught us all by surprise.

Losses were broadly based and evenly spread between the Interest Rate, Foreign Exchange and Equity Index sectors.

Statistical measures of Campbell's daily portfolio risk were normal and inside historical ranges, but the move against our portfolio was not. The losses were experienced in most markets and across most models. In response to this "perfect storm", we have temporarily cut our leverage by 50%. We will continue to monitor market behavior together with our own measures of portfolio risk and correlation and expect to move back to normal leverage levels in the not-too-distant future.

We take some comfort from noting that sharp increases in market volatility such as we have seen recently often set the stage for an opportune trading environment. In the meantime, our commitment to a disciplined, diverse, systematic trading strategy with a strong emphasis on risk management remains unchanged.

We appreciate your patience and understanding during this challenging period. As always, if you have any questions or concerns, please do not hesitate to call.

Sincerely,

Terri Becks
President & CEO